SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Talos Energy Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87484T 108

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Ramey E. Layne and Chris Mathiesen

Vinson & Elkins L.L.P.

1001 Fannin St., Suite 2300

Houston, Texas 77002

(713) 758-4458 and (212) 237-0186

December 10, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 87484T 108

1	NAMES OF REPORTING PERSON Riverstone Talos Energy Equityco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a):	☐
	(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 13,669,287

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 13,669,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,669,287

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 25.2%*

14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*                 Based on an aggregate of 54,204,730 shares Common Stock outstanding as of March 4, 2020.

SCHEDULE 13D

CUSIP No. 87484T 108

1	NAMES OF REPORTING PERSON Riverstone Talos Energy Debtco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a):	☐
	(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 1,257,396

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 1,257,396

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,257,396

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.3%*

14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*                 Based on an aggregate of 54,204,730 shares Common Stock outstanding as of March 4, 2020.

SCHEDULE 13D

CUSIP No. 87484T 108

1	NAMES OF REPORTING PERSON ILX Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a):	☐
	(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 4,960,000

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 4,960,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,960,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.4%*

14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*      Based on an aggregate of 54,204,730 shares Common Stock outstanding as of March 4, 2020, and assumes the conversion of only the number of shares of Series A Convertible Preferred Stock to which each Scheduled Person may be deemed to have to share beneficial ownership of pursuant to Rule 13d-3(d)(1).

SCHEDULE 13D

CUSIP No. 87484T 108

1	NAMES OF REPORTING PERSON ILX Holdings II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a):	☐
	(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 4,510,000

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 4,510,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,510,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.7%*

14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*      Based on an aggregate of 54,204,730 shares Common Stock outstanding as of March 4, 2020, and assumes the conversion of only the number of shares of Series A Convertible Preferred Stock to which each Scheduled Person may be deemed to have to share beneficial ownership of pursuant to Rule 13d-3(d)(1).

SCHEDULE 13D

CUSIP No. 87484T 108

1	NAMES OF REPORTING PERSON Riverstone V Talos Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a):	☐
	(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 14,926,683

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 14,926,683

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,926,683

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 27.5%*

14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*      Based on an aggregate of 54,204,730 shares Common Stock outstanding as of March 4, 2020.

SCHEDULE 13D

CUSIP No. 87484T 108

1	NAMES OF REPORTING PERSON Riverstone Global Energy and Power Fund V (FT), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a):	☐
	(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 14,926,683

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 14,926,683

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,926,683

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 27.5%*

14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*                 Based on an aggregate of 54,204,730 shares Common Stock outstanding as of March 4, 2020.

SCHEDULE 13D

CUSIP No. 87484T 108

1	NAMES OF REPORTING PERSON Riverstone Energy Partners V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a):	☐
	(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 16,326,683

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 16,326,683

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,326,683

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.4%*

14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*      Based on an aggregate of 54,204,730 shares Common Stock outstanding as of March 4, 2020, and assumes the conversion of only the number of shares of Series A Convertible Preferred Stock to which each Scheduled Person may be deemed to have to share beneficial ownership of pursuant to Rule 13d-3(d)(1).

SCHEDULE 13D

CUSIP No. 87484T 108

1	NAMES OF REPORTING PERSON Riverstone Energy GP V, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a):	☐
	(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 16,326,683

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 16,326,683

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,326,683

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.4%*

14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*                 Based on an aggregate of 54,204,730 shares Common Stock outstanding as of March 4, 2020.

SCHEDULE 13D

CUSIP No. 87484T 108

1	NAMES OF REPORTING PERSON Riverstone Energy GP V Corp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a):	☐
	(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 20,836,683

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 20,836,683

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,836,683

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.7%*

14	TYPE OF REPORTING PERSON CO (Corporation)

*      Based on an aggregate of 54,204,730 shares Common Stock outstanding as of March 4, 2020, and assumes the conversion of only the number of shares of Series A Convertible Preferred Stock to which each Scheduled Person may be deemed to have to share beneficial ownership of pursuant to Rule 13d-3(d)(1).

SCHEDULE 13D

CUSIP No. 87484T 108

1	NAMES OF REPORTING PERSON Riverstone Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a):	☐
	(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 25,926,683

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 25,926,683

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,926,683

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 39.8%*

14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*      Based on an aggregate of 54,204,730 shares Common Stock outstanding as of March 4, 2020, and assumes the conversion of only the number of shares of Series A Convertible Preferred Stock to which each Scheduled Person may be deemed to have to share beneficial ownership of pursuant to Rule 13d-3(d)(1).

SCHEDULE 13D

CUSIP No. 87484T 108

1	NAMES OF REPORTING PERSON Riverstone/Gower Mgmt Co Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a):	☐
	(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 25,926,683

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 25,926,683

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,926,683

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 39.8%*

14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*      Based on an aggregate of 54,204,730 shares Common Stock outstanding as of March 4, 2020, and assumes the conversion of only the number of shares of Series A Convertible Preferred Stock to which each Scheduled Person may be deemed to have to share beneficial ownership of pursuant to Rule 13d-3(d)(1).

SCHEDULE 13D

CUSIP No. 87484T 108

1	NAMES OF REPORTING PERSON Riverstone Management Group, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a):	☐
	(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 25,926,683

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 25,926,683

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,926,683

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 39.8%*

14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

* Based on an aggregate of 54,204,730 shares Common Stock outstanding as of March 4, 2020, and assumes the conversion of only the number of shares of Series A Convertible Preferred Stock to which each Scheduled Person may be deemed to have to share beneficial ownership of pursuant to Rule 13d-3(d)(1).

SCHEDULE 13D

CUSIP No. 87484T 108

1	NAMES OF REPORTING PERSON David M. Leuschen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a):	☐
	(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 25,926,683

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 25,926,683

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,926,683

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 39.8%*

14	TYPE OF REPORTING PERSON IN (Individual)

*      Based on an aggregate of 54,204,730 shares Common Stock outstanding as of March 4, 2020, and assumes the conversion of only the number of shares of Series A Convertible Preferred Stock to which each Scheduled Person may be deemed to have to share beneficial ownership of pursuant to Rule 13d-3(d)(1).

SCHEDULE 13D

CUSIP No. 87484T 108

1	NAMES OF REPORTING PERSON Pierre F. Lapeyre, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a):	☐
	(b):	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-

	8	SHARED VOTING POWER 25,926,683

	9	SOLE DISPOSITIVE POWER -0-

	10	SHARED DISPOSITIVE POWER 25,926,683

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,926,683

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 39.8%

14	TYPE OF REPORTING PERSON IN (Individual)

*      Based on an aggregate of 54,204,730 shares Common Stock outstanding as of March 4, 2020, and assumes the conversion of only the number of shares of Series A Convertible Preferred Stock to which each Scheduled Person may be deemed to have to share beneficial ownership of pursuant to Rule 13d-3(d)(1).

SCHEDULE 13D

CUSIP No. 87484T 108

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 21, 2018 (the “Original Schedule 13D”), relating to the with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Talos Energy Inc., a Delaware corporation (the “Company”), the principal executive offices of which are located at 500 Dallas Street, Suite 2000, Houston, TX 77002. Capitalized terms used herein without definition shall have the meaning set forth in the Original Schedule 13D.

Item 2                                    Identity and Background

Item 2(a) of the Original Schedule 13D is amended and restated in its entirety as follows:

(a)                           This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit D (the “Joint Filing Agreement”):

(1)                           Riverstone Talos Energy Equityco LLC (“Riverstone Equityco”);

(2)                           Riverstone Talos Energy Debtco LLC ( “Riverstone Debtco” and, together with Riverstone Equityco, the “Riverstone Feeders”);

(3)                           ILX Holdings, LLC (“ILX Holdings”)

(4)                           ILX Holdings II, LLC (“ILX Holdings II”)

(5)                           Riverstone V Talos Holdings, L.P. (“Riverstone Aggregator”);

(6)                           Riverstone Global Energy and Power Fund V (FT), L.P. (“Riverstone Energy Fund”);

(7)                           Riverstone Energy Partners V, L.P. (“Riverstone Energy Partners”);

(8)                           Riverstone Energy GP V, LLC (“Riverstone GP”);

(9)                           Riverstone Energy GP V Corp (“Riverstone Corp”);

(10)                    Riverstone Holdings LLC (“Riverstone Holdings”);

(11)                    Riverstone/Gower Mgmt Co Holdings, L.P. (“Riverstone/Gower”);

(12)                    Riverstone Management Group, L.L.C. (“Riverstone Management”);

(13)                    David M. Leuschen; and

(14)                    Pierre F. Lapeyre, Jr.

The names of each manager, managing member, director and executive officer, as applicable, of of Riverstone Equityco, Riverstone Debtco, Riverstone GP, Riverstone Corp, Riverstone Holdings and Riverstone Management (collectively, the “Scheduled Persons”) are set forth on Schedule 1 to this Amendment No. 1.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On December 10, 2019, the Company and Talos Production Inc., a wholly-owned subsidiary of the Company (“Talos Production”) entered into certain Purchase and Sale Agreements, each dated as of December 10, 2019 (the “Original Purchase Agreements” and, as amended from time to time, the “Purchase Agreements”), with each of the following parties as seller: ILX Holdings, ILX Holdings II, ILX Holdings III LLC, a Delaware limited liability company (“ILX Holdings III” and, together with ILX Holdings and ILX Holdings II, the “ILX Sellers”) and Castex Energy 2014, LLC, a Delaware limited liability company (“Castex 2014”), each an affiliate of Riverstone Holdings (Castex 2014 and the ILX Sellers, collectively, the “Riverstone Sellers,” and the applicable Purchase Agreements, the “Riverstone Purchase Agreements”), and Castex Energy 2016, LP, a Delaware limited

SCHEDULE 13D

CUSIP No. 87484T 108

partnership (“Castex 2016”; Castex 2016 together with Castex 2014, the “Castex Sellers”; and the Castex Sellers together with the ILX Sellers, the “Sellers”). The Company, Talos Production and the Sellers consummated the Acquisitions (as defined below) on February 28, 2020 (the “closing”) pursuant to the Purchase Agreements.

At the closing, pursuant to the Purchase Agreements, among other things, Talos Production acquired all of the issued and outstanding limited liability company interests in certain wholly owned subsidiaries of each of the respective Sellers (such interests the “Target Assets” and such acquisitions, the “Acquisitions”; the Acquisitions from the Riverstone Sellers, the “Riverstone Acquisitions”) for aggregate consideration consisting of the following, subject to certain negotiated adjustments: (i) an aggregate amount of cash from Talos Production equal to $385 million and (ii) the issuance to the Riverstone Sellers of an aggregate 110,000 shares of a series of the Company’s preferred stock, par value $0.01 per share, designated as “Series A Convertible Preferred Stock” (including 49,600 shares to ILX Holdings, 45,100 shares to ILX Holdings II, 1,300 shares to ILX Holdings III and 14,000 shares to Castex 2014), on the terms and subject to the conditions set forth in that certain Certificate of Designation of Preferences, Rights and Limitations relating to the Series A Convertible Preferred Stock (the “Certificate of Designation”).  On the terms and subject to the conditions set forth in the Certificate of Designation, each share of Series A Convertible Preferred Stock will automatically convert into 100 shares (subject to adjustments) of Common Stock (the “Conversion Shares”) immediately following the expiration of the 20 calendar day period commencing on the stated date of distribution to the Company’s stockholders of this Information Statement relating to the Conversion, which occurred on March 10, 2020.  At signing, Talos Production deposited in escrow an amount in cash (the “Deposit”) equal to five percent of the Unadjusted Purchase Price (as defined in the applicable Purchase Agreement) under each Purchase Agreement which was applied at closing towards the cash component of the purchase price under each Purchase Agreement.

This Amendment No. 1 is filed to reflect the acquisition of beneficial ownership by certain of the Scheduled Persons of the Conversion Shares and to describe the Riverstone Purchase Agreements and certain other agreements relating to the Riverstone Acquisitions.

Item 4.                                 Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

All of the shares of Common Stock that are held of record by Riverstone Equityco, Riverstone Debtco and the Riverstone Sellers that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through representation on the Issuer’s board of directors (the “Board”) and through certain rights pursuant to the Stockholders’ Agreement, as amended in connection with the Acquisitions, which is described below in Item 6. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of the Issuer or other third parties regarding such matters.

The descriptions of the Transaction Agreement, the Stockholders’ Agreement, as amended, and the Registration Rights Agreement, as amended set forth in Item 6 are hereby incorporated into this Item 4 by reference.

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Item 5.                                 Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are amended and restated in their entirety as follows:

(a) and (b)

The responses of the Reporting Persons to rows 7 through 13 on the cover pages of this Schedule 13D are incorporated by reference herein.

The below table sets forth the number of shares of Common Stock directly and beneficially owned by each of the Reporting Persons. David M. Leuschen and Pierre F. Lapeyre, Jr. are the members of Riverstone Management, which is the general partner of Riverstone/Gower, which is the sole member of Riverstone Holdings, which is the sole shareholder of Riverstone Corp, which is the managing member of Riverstone GP, which is the general partner of Riverstone Energy Partners, which is the general partner of Riverstone Energy Fund, which is the general partner of Riverstone Aggregator, which is the managing member of Riverstone Equityco and the sole manager of Riverstone Debtco. Riverstone GP is managed by a managing committee consisting of Pierre F. Lapeyre, Jr., David M. Leuschen, E. Bartow Jones, N. John Lancaster, Baran Tekkora, James T. Hackett, and Robert M. Tichio. As such, each of Riverstone Aggregator, Riverstone Energy Fund, Riverstone Energy Partners, Riverstone GP, Riverstone Corp, Riverstone Holdings, Riverstone/Gower, Riverstone Management, Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by Riverstone Equity and Riverstone Debtco.

In addition:

•                  Riverstone Holdings, Riverstone/Gower, Riverstone Management and Messrs. Leuschen and Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by ILX Holdings and ILX Holdings III;

•                  Riverstone Corp, Riverstone Holdings, Riverstone/Gower, Riverstone Management and Messrs. Leuschen and Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by ILX Holdings II; and

•                  Riverstone Energy Partners, Riverstone GP, Riverstone Corp, Riverstone Holdings, Riverstone/Gower, Riverstone Management and Messrs. Leuschen and Lapyere may be deemed to have or share beneficial ownership of the securities held directly by Castex 2014.

Accordingly, as indicated with respect to such shares listed as beneficially owned in the below table, the applicable Reporting Persons have shared voting power to vote and direct the vote of, and have shared power to dispose and direct the disposition of, such shares. None of the Reporting Persons have the sole power to vote or direct the vote, or the sole power to dispose or direct the disposition of, the shares listed in the table below. In addition, by virtue of the Stockholders’ Agreement and the other agreements among certain of the Reporting Persons as described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-5(1) thereunder. Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any Common Stock held by the other Reporting Persons.  The calculations in the following table (i) are based on an aggregate of 54,204,730 shares Common Stock outstanding as of March 4, 2020 and (ii) and assume the conversion of only the shares of Series A Convertible Preferred Stock to which each such Scheduled Person may be deemed to have to share beneficial ownership of pursuant to Rule 13d-3(d)(1).

Reporting Persons	Shares of Common Stock Directly Owned or Have Right to Acquire	Aggregate Number of Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned
Riverstone Talos Energy Equityco LLC	13,669,287	13,669,287	25.2%
Riverstone Talos Energy Debtco LLC	1,257,396	1,257,396	2.3%
ILX Holdings, LLC	4,960,000	4,960,000	8.4%
ILX Holdings II, LLC	4,510,000	4,510,000	7.7%
Riverstone V Talos Holdings, L.P.	0	14,926,683	27.5%
Riverstone Global Energy and Power Fund V (FT), L.P.	0	14,926,683	27.5%
Riverstone Energy Partners V, L.P.	0	16,326,683	29.4%
Riverstone Energy GP V, LLC	0	16,326,683	29.4%
Riverstone Energy GP V Corp	0	20,836,683	34.7%
Riverstone Holdings LLC	0	25,926,683	39.8%
Riverstone/Gower Mgmt Co Holdings, L.P.	0	25,926,683	39.8%
Riverstone Management Group, L.L.C.	0	25,926,683	39.8%
David M. Leuschen	0	25,926,683	39.8%
Pierre F. Lapeyre, Jr.	0	25,926,683	39.8%

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By virtue of the mutual agreement to vote their Common Stock in favor of each nominee nominated pursuant to the Stockholders’ Agreement, the Reporting Persons may be deemed to be members of a “group” with, and may be deemed to have or share indirect voting power over the 19,191,451 shares of Common Stock held of record by, entities affiliated with the Apollo Stockholders. The Reporting Persons expressly disclaim any beneficial ownership of shares held of record by the Apollo Stockholders and the number of shares reported in the cover pages as shared voting power does not include those shares of Common Stock.  In the aggregate any group formed thereby would beneficially own 45,118,134 shares or approximately 69.2% of the Issuer’s Common Stock outstanding.  The beneficial ownership of the Apollo Stockholders has been reported separately on a Schedule 13D filed with the Securities and Exchange Commission on May 21, 2018.

(c)    None of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this Amendment No. 1, except as described in Items 4 and 6 of this Amendment No. 1, which information is incorporated herein by reference.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented to add the following description of the Riverstone Purchase Agreements:

Riverstone Purchase Agreements

The information contained Item 3 to the Amendment No. 1 is incorporated herein by reference.

Representations and Warranties

The Riverstone Purchase Agreements contain customary representations and warranties for transactions of this nature. Several of the representations and warranties of each of the Company, Talos Production and the Riverstone Sellers are qualified as to “materiality” and several of the representations and warranties of the Riverstone Sellers are qualified as to “Material Adverse Effect.”

Under the Riverstone Purchase Agreements, a “Material Adverse Effect” means an event, occurrence or circumstance that, individually or in the aggregate, results or would be reasonably likely to result in a Material Adverse Effect (a) on the ownership, assets, operations or financial condition of the Company Assets or the Company Businesses (as each is defined in the applicable Riverstone Purchase Agreement), taken as a whole, or (b) upon the ability of a Riverstone Seller to consummate the applicable Riverstone Acquisition; provided, however, that the Material Adverse Effect shall not include:

(i)            effects resulting from changes in commodity prices;

(ii)           natural decline in well performance;

(iii)          general changes in industry, economic or political conditions or financial markets;

(iv)          changes in condition or developments generally applicable to the oil and gas industry in any area or area where the applicable Company Assets are located or where the applicable Company Businesses are conducted;

(v)           failure to meet internal or external forecasts or estimates of revenues, earnings, expenses, asset development or other financial or economic metrics for any period (excluding the underlying cause of such failure);

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(vi)          acts of God, force majeure events and Casualty Losses (as defined in the applicable Riverstone Purchase Agreement);

(vii)         acts or failures to act by governmental authorities;

(viii)        civil unrest or similar disorder or terrorist acts;

(ix)          changes in laws or interpretations thereof by any governmental authority;

(x)           reclassification or recalculation of reserves in the ordinary course of business;

(xi)          effects or changes that are cured or no longer exist by the earlier of the closing under, or the termination of, the applicable Riverstone Purchase Agreement;

(xii)         actions taken or omissions made after signing as expressly permitted or required under the applicable Riverstone Purchase Agreement;

(xiii)        performance of the applicable Riverstone Purchase Agreement and the transactions contemplated thereby; and

(xiv)        increase in the cost of or availability or timely placement of financing for the applicable Riverstone Acquisition.

Notwithstanding the foregoing, if any of the events, circumstances or occurrences described in parts (iii), (iv), (vi), (vii), (viii) and/or (ix) directly above disproportionately affects in any material respect the applicable Company Assets as compared to other oil and gas assets where the applicable Company Assets are located or the applicable Target Asset(s), as compared to other persons in the oil and gas industry where the applicable Company Businesses are located, such adverse effects (if any) will be taken into account when determining whether a Material Adverse Effect has occurred or would be reasonably likely to occur.

Operating and Conduct of Business Covenants

Under each Riverstone Purchase Agreement, the Company, Talos Production and the Riverstone Seller party thereto agreed that, with certain exceptions or with the prior written consent of Talos Production or as may have been required in connection with the other provisions of such Riverstone Purchase Agreement or any of the Transaction Documents (as defined in the applicable Riverstone Purchase Agreement), during the period from signing until the closing of the Riverstone Acquisition contemplated by such Riverstone Purchase Agreement (or the termination of such Purchase Agreement), the Riverstone Seller shall have caused the applicable Target Asset(s) to:

(i)            own and operate the applicable Company Assets (as defined in the applicable Riverstone Purchase Agreement) in the ordinary course of business consistent with past practices, subject to the terms and conditions of such Purchase Agreement;

(ii)           not engage in any business other than the applicable Company Businesses (as defined in the applicable Riverstone Purchase Agreement); and

(iii)          keep and maintain (in all material respects) accurate books, records and accounts in the ordinary course and consistent with past practices.

The Company, Talos Production and each applicable Riverstone Seller also agreed that, except for certain exceptions or with the prior written consent of Talos Production or as may have been required in connection with the other provisions of the applicable Riverstone Purchase Agreement or any of the Transaction Documents, during the period from the date of each Purchase Agreement until the closing of the applicable Riverstone Acquisition (or the termination of the Riverstone Purchase Agreements, as applicable) each applicable Riverstone Seller shall have, and/or shall have caused the applicable Target Asset(s) to:

(i)            not lease, sell, hypothecate, encumber or dispose of any Company Assets other than sales of certain specified exceptions;

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(ii)           not prematurely terminate, materially amend, waive any rights, execute or extend any material contracts;

(iii)          use commercially reasonable efforts to maintain insurance coverage in the scheduled amounts and types or, upon renewal thereof, in similar amounts and types to the extent then available on commercially reasonable terms and prices;

(iv)          use commercially reasonable efforts to maintain all Permits (as defined in the applicable Purchase Agreement) which have been maintained by such Riverstone Seller of the applicable Target Asset(s) as of the date of the Riverstone Purchase Agreements in effect that are necessary or required;

(v)           maintain all bonds, letters of credit, guarantees and other financial insurance to the extent maintained by such Riverstone Seller or the applicable Target Asset(s) as of the date of the Riverstone Purchase Agreements and required to own and/or operate the Company Assets in the ordinary course consistent with past practices;

(vi)          other than certain specified matters, not institute, waive, compromise or settle any claim with respect to any applicable Target Asset or its assets where the amount at issue meets a specified dollar threshold;

(vii)         except for operations to perpetuate the assets of an applicable Target Asset, not propose any operation with respect to such assets, the cost of which exceed a specified dollar threshold;

(viii)        forward any authority for expenditure or similar request from a third party to Talos Production as soon as reasonably practicable, and thereafter consult with Talos Production on whether the applicable Target Asset(s) should elect to participate;

(ix)          not propose to abandon a well or agree to abandon a well without first consulting Talos Production;

(x)           keep Talos Production reasonably apprised of any drilling, re-drilling, completion or other material field operations proposed or conducted;

(xi)          forward production information and lease operating statements received from third parties that can be forwarded to the extent not requiring the Riverstone Seller or any applicable Target Asset to incur damages or break confidence with any applicable person;

(xii)         without incurring any damages or cost, use commercially reasonable efforts to seek all production information reasonable requested by Talos Production from third party operators that the Riverstone Seller has a right to obtain;

(xiii)        notify Talos Production if any lease terminates promptly upon learning the same;

(xiv)        to the extent the applicable governmental authority does not request the Riverstone Seller or the applicable Target Asset not to disclose a matter, advise Talos Production of any material notices from such governmental authority with respect to idle iron obligations or directives or financial assurance obligations to the extent pertaining to the assets of the applicable Target Asset(s);

(xv)         promptly notify Talos Production of proposed unitization, communitization and/or similar arrangements and/or applications or any well proposals of which the Seller or any applicable Target Asset becomes aware, and not protest the same without Talos Production’s prior written consent;

(xvi)        other than as provided in part (i) above, not participate in any operations for which Talos Production would be responsible after the closing, other than transactions in the normal, usual, customary manner, of a nature and in an amount not to exceed a specified, aggregate dollar threshold, consistent with past practices;

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(xvii)       not take, or permit any of its Affiliates (or authorize anyone acting on behalf of the Riverstone Seller, any applicable Target Asset(s) or any such Affiliate) to take, directly or indirectly, any action to solicit, encourage or negotiate any offer or inquiry from any Person (as defined in the applicable Purchase Agreement) concerning the direct or indirect acquisition of the Riverstone Seller, an applicable Target Asset or the assets of any such Target Asset by any person other than Talos Production or its Affiliates; and

(xviii)      not commit to do any act prohibited by the foregoing.

Lastly, the Company, Talos Production and each applicable Riverstone Seller agreed that, except for certain exceptions or as may have been required in connection with the other provisions of the applicable Riverstone Purchase Agreement or any of the Transaction Documents, until the closing of the applicable acquisition, each Riverstone Seller would not permit the applicable Target Asset(s) to do any of the following without the prior written consent of Talos Production, such consent not to be unreasonably withheld, conditioned or delayed for certain specified matters below:

(i)            amend its organizational documents;

(ii)           issue, transfer, sell, dispose of, pledge or encumber (other than any Permitted Interests Encumbrances (as defined in the applicable Purchase Agreement)) any equity interest in any applicable Target Asset;

(iii)          make or declare any non-cash dividend or distribution with respect to any of the capital stock or other equity interest in any applicable Target Asset;

(iv)          redeem or otherwise acquire any shares of the capital stock or equity interest in any applicable Target Asset;

(v)           except for (a) the Riverstone Acquisitions other than the Acquisition from Castex 2014, indebtedness (or guarantees of such indebtedness) to or for another applicable Target Asset or (ii), with respect to the Castex 2014 Acquisition, borrowings in the ordinary course of business under the Credit Agreement (as defined in the Purchase Agreement for the Castex 2014 Acquisition, in each case, incur or assume a loan or incur, create or assume any lien with respect to the assets of any applicable Target Asset;

(vi)          make any change in any method of accounting or accounting principles other than those required by the Accounting Principles (as defined in the applicable Riverstone Purchase Agreement);

(vii)         acquire by merger, consolidation, or purchase of equity interests, or by purchasing a substantial portion of the assets of any interests in any business entity or division thereof or otherwise acquire any assets (other than inventory) in excess of a specified, aggregate dollar amount;

(viii)        to the extent relating to Seller Taxes (as defined the applicable Riverstone Purchase Agreement) (a) make, change or rescind any material election relating to taxes, (b) make any change in material tax reporting principles, methods or policies, (c) file any material amended tax return or claim for refund, (d) settle or compromise any material liability with respect to taxes, (e) surrender any right to claim a refund of material taxes, (f) enter into any closing agreement affecting any liability with respect to material taxes or material refund, or (g) consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment;

(ix)          to the extent relating to any taxes for which Talos Production is responsible (a) make, change or rescind any election relating to taxes, (b) make any change in any tax reporting principles, methods or policies, (c) file any amended tax return or claim for refund, (d) settle or compromise any material liability with respect to taxes, (e) surrender any right to claim a refund of taxes, (f) enter into any closing agreement affecting any liability with respect to taxes or refund or (g) consent to any extension or waiver of the limitation period applicable to any tax claim or assessment;

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(x)           adopt a plan of complete or partial liquidation or authorization or undertake a dissolution, consolidation, restructuring, recapitalization or other reorganization;

(xi)          make any Loan (as defined in the applicable Riverstone Purchase Agreement), excluding (a) accounts receivable in the ordinary course of business or (b) advances or cash call payments to the operator or counterparty required under applicable operating or service agreements;

(xii)         form any subsidiaries;

(xiii)        terminate or voluntarily relinquish any material permit necessary for the conduct of the applicable Target Asset’s business in accordance with past practices except in the ordinary course of business;

(xiv)        hire any employees, engage any independent contractor or establish, or become obligated to contribute to, any Benefit Plan (as defined in the applicable Purchase Agreement) or other employee benefit or compensation plan, program, policy, agreement or arrangement; or

(xv)         agree to do any of the foregoing.

Transition Services

With respect to the Castex 2014 Acquisition, Castex 2014 and Talos Production agreed to attempt in good faith to negotiate a mutually acceptable form of transition services agreement for transitioning ownership, use and operation of the applicable assets to Talos Production, which would be entered into at the closing of that acquisition.

HSR Filing

Consummation of the Riverstone Acquisitions were subject to the expiration or termination of any applicable waiting period under the HSR Act. On December 20, 2019, the parties filed a Notification and Report Forms with the DOJ and the FTC, and requested early termination of the applicable waiting periods thereunder. On January 7, 2020, the parties received early termination of the applicable waiting periods under the HSR Act.

Delivery of Forms and Instruments

Under each of the Riverstone Purchase Agreements, the Riverstone Seller party thereto agreed to delivery at closing to the Company or Talos Production, to the extent necessary to consummate the transactions contemplated thereby, any applicable forms or instruments required for the indirect transfer of federal leases or state leases that constitute the Target Assets.

Officer and Director Resignation and Releases

Under each of the Riverstone Purchase Agreements, the Riverstone Seller party thereto agreed to deliver at closing to the Company or Talos Production resignation letters or written evidence of the removal of each officer, director and manager of the applicable Target Asset(s).

Further Actions and Certain Pre-Closing Obligations

Under each Riverstone Purchase Agreement, the Company, Talos Production and the applicable Riverstone Seller agreed to take such further actions and to execute, acknowledge and deliver all further documents as reasonably requested by the other for carrying out the purposes of the applicable Riverstone Purchase Agreement or any agreement delivered thereto.

Talos Production and each Riverstone Seller agreed to cooperate in all material respects and consult with each other in connection with regulatory filings, including (i) absent an objection from a governmental authority, providing advance notice and allow the other to participate in a communication with a governmental authority, (ii) promptly informing the other of any communication received by, or given to, the DOJ, FTC or other governmental authority and (iii) furnishing to the other party such reasonably requested and reasonably necessary information, and to within ten business days of the date of the Riverstone Purchase Agreements, file with the FTC and the DOJ the notification and report form, if any, required under the HSR Act for the Transactions.

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Prior to the closing, the Riverstone Sellers terminated or caused the termination of all intercompany agreements, contracts, loans, payables, receivables, agreements and other transactions between any applicable Target Asset, on the one hand, and the applicable Riverstone Seller or any of its Affiliates (other than any other Target Asset(s) of such Riverstone Seller), on the other hand. Each Riverstone Seller also caused the applicable Target Asset(s) to execute and deliver an excluded assets assignment prior to the closing.

Subject to the terms and provisions of the Purchase Agreements, each applicable Riverstone Seller did, and caused its affiliates (other than the applicable Target Asset(s)) to, release from Damages (as defined in the applicable Riverstone Purchase Agreement) and to cancel any indebtedness or payables from each applicable Target Asset to such Riverstone Seller or its Affiliates (other than the applicable Target Asset) and caused each applicable Target Asset to release from Damages and to cancel all receivables from such Riverstone Seller or its Affiliates (other than the applicable Target Assets).

The Company also agreed to use its reasonable best efforts to cause the Conversion Shares to be approved for listing, subject to issuance of notice, on the NYSE prior to the closing.

Talos Production has conditionally bound a representations and warranties insurance policy (the “R&W Policy”), pursuant to a binder agreement attached as an exhibit to each Riverstone Purchase Agreement. From the date of signing, the Company, Talos Production and each Riverstone Seller agreed to use their commercially reasonable efforts to satisfy as of the date of closing the conditions in the R&W Policy binder attached to the applicable Riverstone Purchase Agreements as of the closing.

Employment Matters

Each Riverstone Seller has provided a representation and warranty that none of the applicable Target Assets (a) has or has had any employees, (b) engages or has engaged any individual (or entity wholly owned by an individual) as a consultant or independent contractor or (c) maintains, sponsors or contributes to, or has maintained or sponsored or contributed to, or has, or has had, any liability or potential liability, with respect to any Benefit Plan (as defined in the applicable Riverstone Purchase Agreement).

Indemnification

The applicable parties to each Riverstone Purchase Agreement agreed to provide post-closing indemnification for certain losses arising from breaches of certain representations, warranties and covenants made in the applicable Purchase Agreement, and for losses arising from certain other liabilities, subject to certain limitations. As contemplated by the Riverstone Purchase Agreements, Talos has obtained the R&W Policy to provide coverage for certain breaches of representations and warranties of the Riverstone Sellers contained in the Riverstone Purchase Agreements, which will be subject to certain exclusions, deductibles and other terms and conditions set forth therein. Pursuant to the Riverstone Purchase Agreements, the costs to obtain the R&W Policy will be borne 50% by Talos Production and 50% by the Riverstone Sellers. After closing, the Riverstone Sellers’ indemnification obligations to Talos Production are supported by (a) a parent guarantee by the applicable Riverstone Seller’s affiliate, (b) retention of a portion of the purchase price by the escrow agent to satisfy the applicable Riverstone Seller’s indemnification obligations, or (c) a combination of parts (a) and (b), subject to the terms, conditions and survival periods set forth in the applicable Riverstone Purchase Agreement and parent guarantees.

Conditions to the Riverstone Acquisitions

The obligation of each Riverstone Seller to consummate the applicable Riverstone Acquisition was subject, at the option of such Riverstone Seller, to the satisfaction on or prior to the closing of the following conditions:

(i)            the representations and warranties of Talos Production and the Company contained in Article 4 of the applicable Riverstone Purchase Agreement being true and correct as of the date of the Riverstone Purchase Agreement and the Closing Date (as defined in the applicable Riverstone Purchase Agreement) as though made on such date, unless otherwise specified, in all material respects;

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(ii)           Talos Production and the Company shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under the applicable Riverstone Purchase Agreement prior to or on the Scheduled Closing Date;

(iii)          absence of any proceeding before any governmental authority seeking to restrain, prohibit, enjoin or declare illegal, or seeking substantial damages in connection with, the consummation of the applicable Riverstone Acquisition;

(iv)          absence of any order before any governmental authority or any law or regulation preventing the consummation the applicable Riverstone Acquisition;

(v)           the aggregate value of any title and environmental defects, preferential purchase rights, certain consents, and certain casualty loss is less than 20% of the Unadjusted Purchase Price of the applicable Riverstone Purchase Agreement;

(vi)          if applicable, any waiting period applicable to the consummation of the Acquisitions under the HSR Act or any foreign antitrust, competitor or pre-merger notification law shall have expired or been terminated;

(vii)         Talos Production and the Company have delivered (or are ready, willing and able to deliver) to the applicable Seller the documents and other items required to be delivered by Talos Production and the Company at the closing; and

(viii)        the applicable Riverstone Acquisitions contemplated by the Riverstone Purchase Agreements for the other Riverstone Acquisitions have been consummated or are being simultaneously consummated with the applicable Riverstone Acquisition, in each case, in accordance with the terms of such other Riverstone Purchase Agreements.

The obligation of Talos Production and the Company to consummate each Riverstone Acquisition was subject, at the option of Talos Production and the Company, to the satisfaction on or prior to the closing of the following conditions:

(i)            the representations and warranties of the applicable Riverstone Seller contained in Article 3 of the applicable Riverstone Purchase Agreement being true and correct as of the date of the Riverstone Purchase Agreement and the Scheduled Closing Date as though made on such date, unless otherwise specified, except to the extent any failures, individually or in the aggregate, have not had a Material Adverse Effect;

(ii)           the applicable Riverstone Seller shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under the applicable Riverstone Purchase Agreement prior to or on the Scheduled Closing Date;

(iii)          absence of any proceeding before any governmental authority seeking to restrain, prohibit, enjoin or declare illegal, or seeking substantial damages in connection with, the consummation of the applicable Riverstone Acquisition;

(iv)          absence of any order before any governmental authority or any law or regulation preventing the consummation of the applicable Riverstone Acquisition;

(v)           the aggregate value of any title and environmental defects, preferential purchase rights, certain consents and certain casualty loss is less than 20% of the Unadjusted Purchase Price of the applicable Riverstone Purchase Agreement;

(vi)          if applicable, any waiting period applicable to the consummation of the Acquisitions under the HSR Act or any foreign antitrust, competitor, or pre-merger notification law shall have expired or been terminated;

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(vii)         the applicable Riverstone Seller has delivered (or is ready, willing and able to deliver) to Talos Production and the Company the documents and other items required to be delivered by such Seller at the closing; and

(viii)        the applicable Riverstone Acquisition contemplated by the Purchase Agreements for the other Riverstone Acquisitions have been consummated or are being simultaneously consummated with the applicable Riverstone Acquisition, in each case, in accordance with the terms of such other Riverstone Purchase Agreements.

Termination

Each Riverstone Purchase Agreement may have been terminated at any time prior to the closing, under the following circumstances:

(i)            by written consent of the applicable Riverstone Seller and Talos Production;

(ii)           by the applicable Riverstone Seller or Talos Production, as applicable, by written notice to the other, if Talos Production or such Riverstone Seller, as applicable, is in material breach of any covenant or representation in the applicable Riverstone Purchase Agreement, which breach would give rise to the failure of a condition to closing to be satisfied and is incapable of being cured, or if capable of being cured, is not cured, by the breaching party by the earlier of (a) 30 days following receipt of written notice from the non-breaching party of such breach or (b) April 30, 2020 (the “Outside Date”); or

(iii)          by the applicable Riverstone Seller or Talos Production, as applicable, by written notice to the other if the closing has not occurred on or before the Outside Date.

Effect of Termination

If the Riverstone Purchase Agreements had been terminated, other than certain specified provisions and the Confidentiality Agreement (as defined in the applicable Purchase Agreement), the Riverstone Purchase Agreements would have become void and of no further force or effect.

If any Riverstone Purchase Agreement had been terminated by the applicable Riverstone Seller as a result of Talos Production’s willful breach or failure to consummate the applicable Riverstone Acquisition at a time when Talos Production’s conditions to closing had been satisfied and such Riverstone Seller had been ready, willing and able to close the applicable Riverstone Acquisition, such Riverstone Seller would have been entitled, at its option, to seek specific performance of Talos Production to consummate the applicable Riverstone Acquisition or terminate the Riverstone Purchase Agreement and would have been entitled to receive the Deposit for such Riverstone Purchase Agreement.

If any Riverstone Purchase Agreement had been terminated by Talos Production as a result of the applicable Riverstone Seller’s willful breach or failure to consummate the applicable Riverstone Acquisition at a time when the Riverstone Seller’s conditions to closing had been satisfied and Talos Production had been ready, willing and able to close the applicable Riverstone Acquisition, Talos Production would have been entitled, at its option, to seek specific performance of such Riverstone Seller to consummate the applicable Riverstone Acquisition or terminate the Riverstone Purchase Agreement and would have been entitled to receive the Deposit for such Riverstone Purchase Agreement and seek to recover actual damages from such Riverstone Seller up to an amount equal to the amount of the Deposit for such Riverstone Purchase Agreement.

Officer and Resignation and Releases

At the closing, each Riverstone Seller was obligated to deliver to Talos Production and the Company resignation letters or written evidence of removal of each officer, director and manager of each applicable Target Asset, duly executed by the appropriate persons.

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Amendment; Extension; Waiver

Each Riverstone Purchase Agreement may be amended or modified only by an agreement in writing by the applicable Riverstone Seller and Talos Production and expressly identified as an amendment or modification.

Specific Performance

In the event of any breach of any agreement or covenant set forth in the applicable Riverstone Purchase Agreement (other than a breach of the representations and warranties of the applicable parties), the non-breaching party may be entitled to equitable relief, without proof of actual damages, including an injunction or order for specific performance to prevent such breaches and to order the breaching party to affirmatively carry out its obligations under such Riverstone Purchase Agreement. Any such equitable relief is in addition to other remedies at law or in equity to which the applicable parties are entitled to.

Governing Law

The Riverstone Purchase Agreements are governed by the laws of the State of Texas, without giving effect to the rules or principles of conflicts of law.

The description of the Stockholders’ Agreement set forth under Item 6 of the Original Schedule 13D  is hereby amended and supplemented as follows:

The Company and the Riverstone Sellers entered into the an amendment to the Stockholders’ Agreement (the “Stockholders’ Agreement Amendment”) on February 24, 2020, to, among other things, add each of the Riverstone Sellers (or one or more of its designated affiliates) as parties to the Stockholders’ Agreement and provide that for purposes of determining whether the Riverstone Sellers and their affiliates continue to satisfy certain stock ownership requirements necessary to retain their rights to nominate directors to the Board, the Series A Convertible Preferred Stock owned by the Riverstone Sellers will be counted towards such ownership requirements on an as converted basis. The Stockholders’ Agreement Amendment became effective at the closing.

The description of the Registration Rights Agreement set forth under Item 6 of the Original Schedule 13D  is hereby amended and supplemented as follows:

The Company, ILX Holdings, ILX Holdings II, ILX Holdings III and Riverstone V Castex 2014 Holdings, L.P., a Delaware limited partnership and designee of Castex 2014, entered into Amendment No. 1 to the Registration Rights Agreement (the “Registration Rights Agreement Amendment”) at the closing. The Registration Rights Agreement Amendment adds each of the Riverstone Sellers (or one or more of its designated affiliates) as parties to the Registration Rights Agreement and provides such parties with customary registration rights with respect to the Preferred Shares (and Conversion Shares) that were received by the Riverstone Sellers at the closing.

The foregoing descriptions of the Riverstone Purchase Agreements, Stockholders’ Agreement Amendment and the Registration Rights Agreement Amendment set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Stockholders’ Agreement Amendment and the Registration Rights Agreement Amendment, which are incorporated by reference as Exhibit E-L, Exhibit M, and Exhibit N, respectively.

Item 7.                                 Material to Be Filed as Exhibits

Exhibit	Description
Exhibit E

Purchase and Sale Agreement, dated as of December 10, 2019, by and among Talos Energy, Talos Production and ILX Holdings, LLC (attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-38497) filed with the Securities and Exchange Commission on December 16, 2019 and incorporated herein in its entirety by reference).

SCHEDULE 13D

CUSIP No. 87484T 108

Exhibit	Description
Exhibit F

First Amendment to Purchase and Sale Agreement, dated as of February 24, 2020, by and among Talos Energy Inc., Talos Production Inc. and ILX Holdings, LLC (attached as Exhibit 2.2 to the Company’s Current Report on Form 8-K (File No. 001-38497) filed with the Securities and Exchange Commission on February 25, 2020 and incorporated herein in its entirety by reference).

Exhibit G

Purchase and Sale Agreement, dated as of December 10, 2019, by and among Talos Energy, Talos Production and ILX Holdings II, LLC (attached as Exhibit 2.2 to the Company’s Current Report on Form 8-K (File No. 001-38497) filed with the Securities and Exchange Commission on December 16, 2019 and incorporated herein in its entirety by reference).

Exhibit H

First Amendment to Purchase and Sale Agreement, dated as of February 24, 2020, by and among Talos Energy Inc., Talos Production Inc. and ILX Holdings II, LLC (attached as Exhibit 2.4 to the Company’s Current Report on Form 8-K (File No. 001-38497) filed with the Securities and Exchange Commission on February 25, 2020 and incorporated herein in its entirety by reference).

Exhibit I

Purchase and Sale Agreement, dated as of December 10, 2019, by and among Talos Energy, Talos Production and ILX Holdings III, LLC (attached as Exhibit 2.3 to the Company’s Current Report on Form 8-K (File No. 001-38497) filed with the Securities and Exchange Commission on December 16, 2019 and incorporated herein in its entirety by reference).

Exhibit J

First Amendment to Purchase and Sale Agreement, dated as of February 24, 2020, by and among Talos Energy Inc., Talos Production Inc. and ILX Holdings III, LLC (attached as Exhibit 2.6 to the Company’s Current Report on Form 8-K (File No. 001-38497) filed with the Securities and Exchange Commission on February 25, 2020 and incorporated herein in its entirety by reference).

Exhibit K

Purchase and Sale Agreement, dated as of December 10, 2019, by and among Talos Energy, Talos Production and Castex Energy 2014, LLC (attached as Exhibit 2.4 to the Company’s Current Report on Form 8-K (File No. 001-38497) filed with the Securities and Exchange Commission on December 16, 2019 and incorporated herein in its entirety by reference).

Exhibit L

First Amendment to Purchase and Sale Agreement, dated as of February 24, 2020, by and among Talos Energy Inc., Talos Production Inc. and Castex Energy 2014, LLC (attached as Exhibit 2.8 to the Company’s Current Report on Form 8-K (File No. 001-38497) filed with the Securities and Exchange Commission on February 25, 2020 and incorporated herein in its entirety by reference).

Exhibit M

Amendment No. 1 to Stockholders’ Agreement, dated as of February 24, 2020, by and among Talos Energy Inc. and each of the other parties set forth on the signature pages thereto (attached as Exhibit 4.2 to the Company’s Current Report on Form 8-K (File No. 001-38497) filed with the Securities and Exchange Commission on February 25, 2020 and incorporated herein in its entirety by reference).

Exhibit N

Amendment No. 1 to Registration Rights Agreement, dated as of February 28, 2020, by and among Talos Energy Inc. and each of the other parties set forth on the signature pages thereto (attached as Exhibit 4.2 to the Company’s Current Report on Form 8-K (File No. 001-38497) filed with the Securities and Exchange Commission on March 2, 2020 and incorporated herein in its entirety by reference).

Exhibit O	Joint Filing Agreement.

SCHEDULE 13D

CUSIP No. 87484T 108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2020

RIVERSTONE TALOS ENERGY EQUITYCO LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE TALOS ENERGY DEBTCO LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

ILX HOLDINGS, LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

ILX HOLDINGS II, LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE V TALOS HOLDINGS, L.P.

By:	Riverstone Energy Partners V, L.P.,
its general partner

By:	Riverstone Energy GP V, LLC,
its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

SCHEDULE 13D

CUSIP No. 87484T 108

RIVERSTONE GLOBAL ENERGY AND POWER FUND V (FT), L.P.

By:	Riverstone Energy Partners V, L.P.,
its general partner

By:	Riverstone Energy GP V, LLC,
its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ENERGY PARTNERS V, L.P.

By:	Riverstone Energy GP V, LLC,
its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ENERGY GP V, LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ENERGY GP V CORP

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Director

RIVERSTONE HOLDINGS LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Authorized Person

SCHEDULE 13D

CUSIP No. 87484T 108

RIVERSTONE /GOWER MGMT CO HOLDINGS, L.P.

By:	Riverstone Management Group, L.L.C.,
its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Manager

RIVERSTONE MANAGEMENT GROUP, L.L.C.

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Manager

/s/ David M. Leuschen
David M. Leuschen

/s/ Pierre F. Lapeyre, Jr.
Pierre F. Lapeyre, Jr.

SCHEDULE 13D

CUSIP No. 87484T 108

SCHEDULE 1

Directors and Executive Officers of Reporting Persons

The name, present principal occupation or employment and citizenship of each of the Scheduled Persons are set forth below. The business address of each Scheduled Person is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, New York 10019.

Riverstone Management Group, L.L.C.

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
Stephen S. Coats	Partner, Managing Director and General Counsel of Riverstone Holdings LLC	United States

Riverstone Holdings LLC

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States

Riverstone Energy GP V Corp

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
N. John Lancaster	Partner of Riverstone Holdings LLC	United States
Baran Tekkora	Partner of Riverstone Holdings LLC	United States
E. Bartow Jones	Partner of Riverstone Holdings LLC	United States

Riverstone Energy GP V, LLC

Management Committee Members

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
N. John Lancaster	Partner of Riverstone Holdings LLC	United States
Baran Tekkora	Partner of Riverstone Holdings LLC	United States
E. Bartow Jones	Partner of Riverstone Holdings LLC	United States
Robert M. Tichio	Partner of Riverstone Holdings LLC	United States
James T. Hackett	Partner of Riverstone Holdings LLC	United States

Riverstone Talos Energy Debtco LLC

Name	Present Principal Occupation or Employment	Citizenship
Peter Haskopoulos	Managing Director and Chief Financial Officer of Riverstone Holdings LLC	United States

SCHEDULE 13D

CUSIP No. 87484T 108

Riverstone Talos Energy Equityco LLC

Name	Present Principal Occupation or Employment	Citizenship
Peter Haskopoulos	Managing Director and Chief Financial Officer of Riverstone Holdings LLC	United States

ILX Holdings, LLC

Name	Present Principal Occupation or Employment	Citizenship
Peter Haskopoulos	Managing Director and Chief Financial Officer of Riverstone Holdings LLC	United States

ILX Holdings II, LLC

Name	Present Principal Occupation or Employment	Citizenship
Peter Haskopoulos	Managing Director and Chief Financial Officer of Riverstone Holdings LLC	United States